May 2008
Pricing Sheet dated May 22, 2008 relating to
Preliminary Terms No. 632 dated April 23, 2008 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities

PLUS based on the S&P 500® Index due June 20, 2009
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – MAY 22, 2008
Issuer:	Morgan Stanley
Maturity date:	June 20, 2009
Underlying index:	S&P 500® Index
Aggregate principal amount:	$16,494,000
Payment at maturity:	▪ If final index value is greater than initial index value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
▪ If final index value is less than or equal to initial index value,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,394.35, the index closing value of the underlying index on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	June 18, 2009, subject to adjustment for certain market disruption events.
Leverage factor:	300%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$11.70 (117% of the stated principal amount)
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and Issue Price” below)
Pricing date:	May 22, 2008
Original issue date:	May 30, 2008 (5 business days after the pricing date)
CUSIP:	617480314
Listing:
The PLUS have been approved for listing on the American Stock Exchange LLC under the ticker symbol “SUO, ” subject to official notice of issuance.  It is not possible to predict whether any secondary market for the notes will develop.

Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per PLUS	$10	$0.15	$9.85
Total	$16,494,000	$247,410	$16,246,590
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per PLUS.  Please see “Syndicate Information” on page 6 of the accompanying preliminary terms for further details.

(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.
“Standard & Poor’s®,” “S&P ®,” “S&P 500® ,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The PLUS are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the PLUS.
You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms. No. 632 dated April 23, 2008
Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.